Exhibit 99.1

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Annual General Meeting of Shareholders

September 24, 2012

We invite you to attend RRsat Global Communications Network Ltd.'s Annual General Meeting of Shareholders.  The meeting will be held on September 24, 2012 at 4:00 p.m. (Israel time), at RRsat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)              to reelect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to reelect seven directors;

(2)              to reappoint an observer to our Board of Directors and to approve his compensation;

(3)              to approve a special bonus and the grant of options to our Vice President – Sales and Marketing;

(4)              to approve changes to the compensation and the grant of options to our Vice President – Operations;

(5)              to approve the grant of options to the Chairman of our Board of Directors;

(6)              to approve a finder agreement with our director and former Chief Executive Officer and amend his existing agreements with RRsat;

(7)              to amend our Articles of Association regarding insurance, indemnification and exculpation;

(8)              subject to the approval of Item No. 7, to approve corresponding amendments to the insurance, exculpation and indemnification agreements with each of our directors and executive officers; and

(9)              to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2012 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2011 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RRsat Building, Negev Street, Airport City 70100, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by September 24, 2012 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•      Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to RRsat's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat's Special License No. 5-10439-2-95049; and

•      You do NOT have a personal interest in the adoption of Proposals Nos. 2, 3, 4 and 6.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on August 21, 2012.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on August 21, 2012, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about August 21, 2012, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On August 21, 2012, we had outstanding 17,346,561 Ordinary Shares.  Except as described in proposal No. 1 below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The seven directors nominated in proposal No. 1 will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy.  Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected).  Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3, 4, 8 and 9.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 5, 6 and 7.  In addition, a special majority vote will be required for approval of proposals Nos. 2, 3, 4 and 6.  In order to approve each of these proposals, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.  Please note, that under Israel's Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder's behalf.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 9 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of August 21, 2012 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 Ordinary Shares outstanding as of August 21, 2012.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Negev Street, Airport City 70100, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
Avi Cohen	-	-
Itzik Zion	3,200	*
Lior Rival	27,000	*
Maya Rival	12,000	*
Ohad Har-Lev	-	-
Ziv Mor	12,000	*
David Assia (2)	13,960	*
Amit Ben-Yehuda	4,000	*
Vered Levy-Ron (2)	4,960	*
Alexander Milner	4,300	*
Ron Oren	-	-
David Rivel (3)	2,268,740	12.91%
Yosi Shahror	-	-
Guy Vaadia	-	-
All directors and officers as a group (15 persons)(2)(3)	2,341,996	13.36%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%
Harel Insurance Investments & Financial Services Ltd. (6)	917,930	5.29%
_______________________

*      Less than 1%.

(1)           Excludes outstanding options that do not vest within 60 days of August 21, 2012.

(2)           Includes vested options to purchase our ordinary shares.

(3)           Based on Schedule 13G/A filed with the SEC on February 6, 2012 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share; (ii) 37,800 ordinary shares at an exercise price of $6.16 per share; (iii) 44,100 ordinary shares at an exercise price of $6.77 per share; (iv) 50,400 ordinary shares at an exercise price of $7.45 per share; and (v) 63,000 ordinary shares at an exercise price of $8.35 per share.  These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(4)           Based on Schedule 13G/A filed with the SEC on February 6, 2012 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of March 1, 2012, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of August [21], 2012, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)           Based on Schedule 13G/A filed with the SEC on January 19, 2012 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of August [21], 2012, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

(6)           Based on Schedule 13G filed with the SEC on June 13, 2012.  The address of Harel Insurance Investments & Financial Services Ltd. is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

ITEM 1 – PROPOSAL TO REELECT SEVEN DIRECTORS

You are being asked to reelect seven of our current directors: Dr. Shlomo Shamir, Amit Ben-Yehuda, Alexander Milner, Ron Oren, David Rivel, Yosi Shahror and Guy Vaadia.  Our two Outside Directors, David Assia and Vered Levy-Ron, are not required to stand for reelection at this meeting as their term of office expires in January 2013.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors (as well as our two Outside Directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of RRsat, taking into account the size and special needs of RRsat.

Nominees for Director

Our Board of Directors recommended that the following seven nominees be reelected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders.

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and a board member of M.S.T. Raviv Modular Space Transportation 2002 Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

David Assia, a member of our board of directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of Kardan Technologies Ltd., eToro Group Ltd., Biocatch Ltd., The Weizmann Institute of Science, Yeda Research & Development Company and The Israel Association of Electronics and Software.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders, and Chief Executive Officer and a director of Kardan Technologies Ltd, a holding company, traded on the Tel Aviv Stock Exchange.  Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005.  From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel.  Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996.  Mr. Ben-Yehuda also serves as a director of Sapiens International Corporation N.V., a public company traded on NASDAQ and the Tel Aviv Stock Exchange, and of several privately held companies, including  Unicell Ltd., The Israeli Channel, GigaSpaces and Baby First TV LLC.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel Aviv University.

Vered Levy-Ron, a member of our board of directors since January 2007, has served as the CEO of HumanEyes Technologies since February 2010.  Prior to that, she was president of DaLi Advisory from September 1995 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Alexander Milner, a member of our board of directors since January 2012 (and a prior member of our board of directors from December 2006 until April 2011), is the Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

David Rivel, our founder and Chief Executive Officer from 1991 through June 2012, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be'er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

Yosi Shahror, a member of our board of directors since March 2012, is the Chief Financial Officer of Kardan Communications Ltd. and Kardan Technologies Ltd. Prior to joining Kardan Communications and Kardan Technologies in November 2008, Mr. Shahror worked as Senior Manager at Ernst & Young. Mr. Shahror currently serves as a director of several private companies in the Kardan Group. Mr. Shahror holds a BA in Economics & Accounting from Ruppin Academic Center, and an MBA from Tel-Aviv University.

Guy Vaadia, a member of our board of directors since October 2007, is the Managing Partner of Origo Investments, a credit investment fund.  Prior to joining Origo Investments in 2009, Mr. Vaadia was the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha'Mizrahi from 1995.  Until March 2009, Mr. Vaadia served as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., CRH (Israel) Ltd., Inter-Gamma Investment Company Ltd., Rapac Communication & Infrastructure Ltd. and Shamir Optical Industry Ltd and currently serves as a director of O.R.T. Technologies Ltd.   Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

We are proposing to adopt the following resolution:

RESOLVED, that the election of the following seven persons to the Board of Directors of RRsat Global Communications Network Ltd. until the 2013 annual meeting of shareholders of RRsat Global Communications Network Ltd. be, and it hereby is, approved: Dr. Shlomo Shamir, Amit Ben-Yehuda, Alexander Milner, Ron Oren, David Rivel, Yosi Shahror and Guy Vaadia.

These seven directors will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy.  Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected).  Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.

ITEM 2 – PROPOSAL TO REAPPOINT AN OBSERVER TO THE BOARD OF DIRECTORS
AND APPROVE THE OBSERVER'S COMPENSATION

Yigal Berman has served as an observer to our Board of Directors since our 2007 annual general meeting.  Prior to that appointment, Mr. Berman served as a member of our Board of Directors since June 1993.  Our Audit Committee and Board of Directors have determined that it is in the best interest of RRsat and its shareholders for RRsat to continue to benefit from Mr. Berman's expertise and contribution.  Accordingly, our Audit Committee and Board of Directors have approved the reappointment of Mr. Berman as an observer to our Board of Directors until next year's annual meeting of our shareholders or until such earlier time determined by the Board of Directors, and to compensate Mr. Berman for his services.  We are therefore proposing that you now approve the reappointment and compensation of Mr. Berman.  Mr. Berman's background is described below:

Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak's holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

We are proposing to adopt the following resolutions:

RESOLVED, that the reappointment of Yigal Berman as an observer to the Board of Directors of RRsat Global Communications Network Ltd. until the 2013 annual meeting of shareholders of RRsat Global Communications Network Ltd. or until such earlier time as determined by the Board of Directors be, and it hereby is, approved.

FURTHER RESOLVED, to approve the following compensation for Yigal Berman as observer to the Board of Directors of RRsat Global Communications Network Ltd.:

i.      Annual fee – US$17,000;

ii.      Fee for attending meeting of the Board of Directors or committee of Board of Directors as observer:

 a.            Attending in person – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

 b.           Attending by phone or written consent – US$150.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the reappointment and compensation of Mr. Berman.  In addition, since Mr. Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., a company that may be deemed to be a controlling shareholder of RRsat under Israeli law, a special majority vote will be required for approval of this proposal.  In order to approve the reappointment and compensation of Mr. Berman, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the reappointment and compensation of Mr. Berman.

ITEM 3 – PROPOSAL TO APPROVE A SPECIAL BONUS AND THE GRANT OF OPTIONS TO
OUR VICE PRESIDENT – SALES AND MARKETING

Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, a special bonus of $25,000 to Lior Rival, our Vice President – Sales and Marketing, in recognition for his contribution to the company's results in the fourth quarter of 2011 with 50% paid upon approval by the shareholders and the remainder divided in the third and fourth quarters of 2012.  In addition, our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, the grant to Mr. Rival of options to purchase 85,000 Ordinary Shares, with 50% vesting on June 26, 2014 and the remainder of the options vesting in eight equal installments every three months commencing September 26, 2014.  The options shall have an exercise price of $5.22, subject to adjustments for cash dividends payable to shareholders of record after the date of grant and prior to the vesting date of the applicable dividend tranche, and may be exercised only in a cashless exercise method. The options shall have a term of seven years, an acceleration of vesting upon change of control, and otherwise be subject to the terms of our 2006 Israel Equity Incentive Plan.  The proposed grant to Mr. Rival is part of the grant we made in June 2012 to several other company executive officers and employees.  The grant was the first equity compensation made to our employees since our IPO in 2006.

Our Compensation Committee, Audit Committee and Board of Directors further determined that the payment of the special bonus and the grant of the options is in the best interest of the company.  Mr. Rival has served as our Vice President – Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003.  Mr. Rival is the son of David Rivel, our founder, director and former Chief Executive Officer, and the brother of Maya Rival, our Vice President – Operations.

Since Mr. Rival is the son of David Rivel, our founder, director and former Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., the payment of the bonus and the grant of the options to Mr. Rival requires the approval of our shareholders under Israel's Companies Law.

We are proposing to adopt the following resolutions:

RESOLVED, to approve the payment of a special bonus to Lior Rival, RRsat Global Communications Network Ltd.'s Vice President – Sales and Marketing, as set forth in Item 3 of the Proxy Statement.

FURTHER RESOLVED, to approve the grant of options to purchase Ordinary Shares to Lior Rival, RRsat Global Communications Network Ltd.'s Vice President – Sales and Marketing, as set forth in Item 3 of the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the payment of the special bonus and grant of options to Mr. Rival.  In addition, since Mr. Rival is the son of David Rivel, our founder, director and former Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve the changes to the compensation of Mr. Rival, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the payment of the special bonus and grant of options to Mr. Rival.

ITEM 4 – PROPOSAL TO APPROVE CHANGES TO THE COMPENSATION AND THE GRANT
OF OPTIONS TO MAYA RIVAL, OUR VICE PRESIDENT – OPERATIONS

Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, a change to the compensation of Maya Rival, our Vice President – Operations.  Pursuant to the proposed compensation change, Ms. Rival will receive, effective January 1, 2012, a monthly gross salary of NIS 36,000 (approximately $9,000), and a monthly advance bonus payment of NIS 5,000 (approximately $1,250), to be offset against her annual bonus of up to three monthly salaries.  In addition, our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve a one-time bonus to Ms. Rival in the amount of NIS 90,000 (approximately $22,500) for her special contribution to the development of the Emek Ha'ela project.  All other compensation terms of Ms. Rival shall remain unchanged.

Further, our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, the grant to Ms. Rival of options to purchase 42,500 Ordinary Shares, with 50% vesting on June 26, 2014 and the remainder of the options vesting in eight equal installments every three months commencing September 26, 2014.  The options shall have an exercise price of $5.22, subject to adjustments for cash dividends payable to shareholders of record after the date of grant and prior to the vesting date of the applicable dividend tranche, and may be exercised only in a cashless exercise method. The options shall have a term of seven years, an acceleration of vesting upon change of control, and otherwise be subject to the terms of our 2006 Israel Equity Incentive Plan. The proposed grant to Ms. Rival is part of the grant we made in June 2012 to several other company executive officers and employees.

Our Compensation Committee, Audit Committee and Board of Directors further determined that the compensation change and the grant of options is in the best interest of the company.  Ms. Rival has served as our Vice President – Operations since November 2006, after having served in different technical roles in our company from 1998 until 2000, and after serving as our Administration Manager since 2000.  In her current position as Vice President – Operations, Ms. Rival is responsible for our Administration, Human Resources and Logistics departments.  Ms. Rival is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and the sister of Lior Rival, our Vice President – Sales and Marketing.

Since Ms. Rival is the daughter of David Rivel, our Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., the change to Ms. Rival's compensation and the grant of options requires the approval of our shareholders under Israel's Companies Law.

We are proposing to adopt the following resolutions:

RESOLVED, to approve the changes to the compensation of Maya Rival, RRsat Global Communications Network Ltd.'s Vice President – Operations, as set forth in Item 4 of the Proxy Statement.

FURTHER RESOLVED, to approve the grant of options to purchase Ordinary Shares to Maya Rival, RRsat Global Communications Network Ltd.'s Vice President – Operations, as set forth in Item 4 of the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the changes to the compensation and the grant of options to Ms. Rival.  In addition, since Ms. Rival is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve the changes to the compensation and the grant of options to Ms. Rival, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the changes to the compensation and the grant of options to Ms. Rival.

ITEM 5 – PROPOSAL TO APPROVE THE GRANT OF OPTIONS TO THE CHAIRMAN OF
OUR BOARD OF DIRECTORS

Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, the grant to Dr. Shlomo Shamir, the Chairman of the our Board of Directors, of options to purchase 200,000 Ordinary Shares, with 50% vesting on June 26, 2014 and the remainder of the options vesting in eight equal installments every three months commencing September 26, 2014.  The options shall have an exercise price per share equal to the greater of: (i) $5.22 and (ii) the average closing price of our ordinary shares on NASDAQ during the 30 day period immediately preceding the date of the Annual General Meeting, subject to adjustments for cash dividends payable to shareholders of record after the date of grant and prior to the vesting date of the applicable dividend tranche, and may be exercised only in a cashless exercise method. The options shall have a term of seven years, an acceleration of vesting upon change of control, and otherwise be subject to the terms of our 2006 Israel Equity Incentive Plan. The proposed grant to Dr. Shamir is part of the grant we made in June 2012 to several other company executive officers and employees.

As a condition to the grant, Dr. Shamir has agreed to the termination of outstanding options to purchase 260,198 Ordinary Shares, which were granted to Dr. Shamir in June 2011, none of which are currently vested or in-the-money. The grant of the new options shall be conditioned upon the Chairman's agreement to terminate the outstanding options described above and his waiver of any rights thereunder.

Our Compensation Committee, Audit Committee and Board of Directors further determined that the grant of the new options upon termination of the outstanding options is in the best interest of the company.

The grant of options requires the approval of our shareholders under Israel's Companies Law and our Articles of Association.

We are proposing to adopt the following resolutions:

RESOLVED, to approve the grant of options to purchase Ordinary Shares to Dr. Shlomo Shamir, the Chairman of the Board of Directors of RRsat Global Communications Network Ltd., as set forth in Item 5 of the Proxy Statement.

FURTHER RESOLVED, to approve the termination of outstanding options to purchase Ordinary Shares granted in June 2011 to Dr. Shlomo Shamir, the Chairman of the Board of Directors of RRsat Global Communications Network Ltd., as set forth in Item 5 of the Proxy Statement.

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the grant of the options to Dr. Shamir as described in this Item 5.

ITEM 6 – PROPOSAL TO APPROVE A FINDER AGREEMENT WITH OUR DIRECTOR AND
FORMER CHIEF EXECUTIVE OFFICER AND AMEND HIS EXISTING AGREEMENTS WITH
RRSAT

David Rivel, our founder and director, retired from his role as our Chief  Executive Officer on June 30, 2012 after 21 years of dedicated service.  Following his retirement, we are interested in continuing to benefit from Mr. Rivel's relationship and experience with leading market participants to increase the company's sales.  Accordingly, we are interested in entering into a finder agreement with Datacom L.R. Communications Ltd., a company controlled by Mr. Rivel, for a period of two years from July 1, 2012 through June 30, 2014 pursuant to the terms set forth in Annex A, in addition to the consulting services Mr. Rival previously agreed to provide and which were approved by the shareholders in December 2011.

In addition, we are seeking to amend Mr. Rivel's service agreement and consulting agreement to clarify that, subject to the delivery by Datacom to RRsat of applicable tax invoices, Datacom shall be entitled to reimbursement of vehicle expenses in the amounts and for the periods specified in the previously approved service agreement and consulting agreement.

Our Compensation Committee, Audit Committee and Board of Directors have determined that the entering into the finder agreement with Datacom and the amendment of the service agreement and the consulting agreement are in the best interest of the company and the shareholders.

We are proposing to adopt the following resolutions:

RESOLVED, to approve the entering into the finder agreement between RRsat Global Communications Network Ltd. and Datacom L.R. Communications Ltd., as set forth in Item 6 of the Proxy Statement.

FURTHER RESOLVED, to approve the amendment of the service agreement and consulting agreement between RRsat Global Communications Network Ltd. and Datacom L.R. Communications Ltd., as set forth in Item 6 of the Proxy Statement.

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the entering into the finder agreement with Datacom and the amendment of the services agreement and consulting agreement.  In addition, since David Rivel, the controlling shareholder of Datacom, may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve the entering into the finder agreement with Datacom and the amendment of the services agreement and consulting agreement, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of this proposal.

ITEM 7 – PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION REGARDING
INSURANCE, INDEMNIFICATION AND EXCULPATION

A recent amendment to Israel's Securities Law and a corresponding amendment to Israel's Companies Law, authorizes Israel's Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of Israel's Securities Law and Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.

The amendments to Israel's Securities Law and to Israel's Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them are permitted to be reimbursed by indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

Our Audit Committee and Board of Directors believe that the amendment to the Articles of Association is in the best interests of the company and the shareholders as it will enable the company to attract and retain highly qualified directors and officers from time to time.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, our Audit Committee and Board of Directors approved and recommended that our shareholders approve an amendment to our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to Israel's Securities Law and Israel's Companies Law described above.  Accordingly, we propose to amend Article 18 of our Articles of Association as set forth below.  The words proposed to be added are highlighted in boldface font and underlined.

Under Israel's Companies Law, the adoption of the proposed amendment requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order.

We therefore propose that the following resolution be adopted:

RESOLVED, that Article 18 of the Company's Articles of Association be amended with the changes marked below:

18.           Indemnity and Insurance

18.1.                        The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time.  Without limiting the generality of the foregoing:

18.1.1.         Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for acts or omissions in their capacity as Office Holders, in whole or in part, against any of the following:

18.1.1.1.      breach of the duty of care owed to the Company or a third party;

18.1.1.2.      breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company's interests; ~~and~~

18.1.1.3.      monetary liability imposed on the Office Holder in favor of a third party; and

18.1.1.4.      reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

18.1.2.                     Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder where such prior undertaking is limited (1) to categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify, and (2) to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for an act that such Office Holder performed by virtue of being an Office Holder of the Company, for monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

18.1.3.                      Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder for:

18.1.3.1.      monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

18.1.3.2.      reasonable legal costs, including attorney's fees, expended by an Office Holder as a result of (x) an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent and (y) in connection with an administrative enforcement proceeding or a  financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees); and

18.1.3.3.      reasonable legal costs, including attorneys' fees, expended by the Office Holder or for which the Office Holder is charged by a court, (a) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (b) in a criminal action in which the Office Holder is found innocent, or (c) in a criminal action in which the Office Holder is convicted and in which a proof of criminal intent is not required.

18.1.4.         Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by virtue of a breach of duty of care to the Company.

18.2.                        The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ITEM 8 – PROPOSAL TO AMEND OUR D&O INSURANCE, INDEMNIFICATION AND
EXCULPATION AGREEMENTS

Israel's Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, Board of Directors and shareholders have approved insurance, exculpation and indemnification agreements to all our directors and officers.

In light of the recent amendments to Israel's Companies Law and to Israel's Securities Law described in Item No. 7 above, and provided that our Articles of Association are amended as proposed in Item No. 7 above, we propose to amend the form of such D&O insurance, exculpation and indemnification agreements to ensure that our directors and officers are afforded protection to the fullest extent permitted by law.  The proposed form of amended insurance, exculpation and indemnification agreement is attached hereto as Annex B and is marked to reflect the changes made to the form that was approved in the past.

Our Audit Committee and Board of Directors believe that the amended insurance, exculpation and indemnification agreement is in the best interests of the company and the shareholders as it will enable the company to attract and retain highly qualified directors and officers from time to time.   Our Audit Committee and Board of Directors approved and recommended that our shareholders approve the amended insurance, exculpation and indemnification agreement attached hereto as Annex B for the company's directors and officers serving from time to time in such capacity.

Under Israel's Companies Law, the adoption of the proposed resolutions requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order.

We therefore propose that the following resolution be adopted:

RESOLVED, to approve the amended insurance, exculpation and indemnification agreement in the form of Annex B hereto, to be provided to directors and officers of the company serving from time to time in such capacity.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ITEM 9 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2011 CONSOLIDATED FINANCIAL STATEMENTS

Our Audit Committee and Board of Directors have appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for 2012.

Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel's Companies Law, you are invited to discuss our 2011 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2011, including our 2011 audited consolidated financial statements, is available on our website at www.rrsat.com.  To have a printed copy mailed to you, please contact us at RRsat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel; tel: +972-3-928-0808, email: investors@rrsat.com.

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Somekh Chaikin, a member of KPMG International, as RRsat Global Communications Network Ltd.'s independent public accountants for 2012 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder's holdings in RRsat or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex F of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder's holdings nor the shareholder's vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors,

Dr. Shlomo Shamir
Chairman of the Board of Directors

Dated: August 21, 2012

Annex A

Material Terms of Finder Agreement

•   Mr. Rivel shall be entitled to a success fee relating to new customer contracts entered into during the term of the agreement which entitle RRsat to receive revenue in excess of $120,000 on an annual basis; provided, however, that Mr. Rivel shall not be entitled in any event to any fee or other compensation relating to any leads or transactions concerning business or technologies which RRsat is currently engaged in, and/or for maintaining relationships with current customers.

•   The success fee will equal 5% of the actual consideration received by RRsat during the initial term of the relevant customer agreement.

•   The success fee will only be due for deals/projects, which were pre-approved in writing by RRsat's Chief Executive Officer.

•   The term of the agreement shall be for one year and may be terminated by either party with an advance notice of 30 days.

Annex B

Form of D&O Insurance, Exculpation and Indemnification Agreement

INSURANCE, INDEMNIFICATION
AND EXCULPATION AGREEMENT

Insurance, Indemnification and Exculpation Agreement, dated as of _____, 20__, between RRsat Global Communicats Network Ltd., an Israeli company (the "Company"), and ______________, a [director][officer] of the Company (the "Indemnitee").

WHEREAS, the Indemnitee is a [director][officer] of the Company of the Company;

WHEREAS, the Company and the Indemnitee recognize the increased risk of litigation and other claims being asserted against directors and officers of public companies;

WHEREAS, the Articles of Association of the Company authorize the Company to insure, indemnify and exculpate Office Holders (as such term is defined in Israel's Companies Law, 5759-1999); and

WHEREAS, in recognition of the Indemnitee's need for substantial protection against personal liability in order to assure the Indemnitee's continued service to the Company in an effective manner and the Indemnitee's reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection afforded by the Articles of Association will be available to Indemnitee (regardless of, among other things, any change in the composition of the Company's Board of Directors or any acquisition of the Company), the Company wishes to provide in this Agreement for the insurance, indemnification and exculpation of Indemnitee to the fullest extent permitted by law from time to time and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the Indemnitee's continuing to serve the Company directly or, at its request, with another entity, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS

1.1.
Change in Control:  shall be deemed to have occurred if: (i) any "person" (as such term is used in Section 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

Insurance, Indemnification and Exculpation Agreement

1.2.
Expenses:  includes reasonable legal costs, including attorneys' fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, or in connection with an investigation or other proceeding by a competent authority.  Expenses shall also include any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Event (as defined below).

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1.
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law from time to time, for any liability and Expense that may be imposed on Indemnitee due to an act performed or failure to act by him in his or her capacity as an Office Holder of the Company or any subsidiary the Company may have or any entity in which the Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof, for any event against which indemnification is available by law from time to time ("Indemnifiable Events"), including without limitation the following:

2.1.1.	monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

2.1.2.
reasonable legal costs, including attorney's fees, expended by the Indemnitee as a result of (x) an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Indemnitee and either (A) no financial liability was imposed on the Indemnitee in lieu of criminal proceedings, or (B) financial liability was imposed on the Indemnitee in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and (y) in connection with an administrative enforcement proceeding or a  financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees); and

Insurance, Indemnification and Exculpation Agreement

2.1.3.
reasonable legal costs, including attorneys' fees, expended by the Indemnitee or for which the Indemnitee is charged by a court, (a) in an action brought against the Indemnitee by or on behalf of the Company or a third party, or (b) in a criminal action in which the Indemnitee is found innocent, or (c) in a criminal action in which the Indemnitee is convicted and in which a proof of criminal intent is not required.

2.2.
The indemnification undertaking made by the Company shall be only with respect to such events as are described in Schedule A hereto.  The maximum amount payable by the Company under this Agreement shall not exceed 50% of the shareholders' equity of the Company, measured by the balance sheet of the Company last published prior to the time that notice is provided to the Company pursuant to Section 8 below.

2.3.
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee's reasonable litigation Expenses, including attorneys' fees, with respect to which the Indemnitee is entitled to be indemnified under Section 2.1 above.

2.4.
The Company's obligation to indemnify the Indemnitee and advance Expenses in accordance with this Agreement shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee's service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

2.5.
The Company undertakes that as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers' liability insurance to cover the liability of the Indemnitee to the fullest extent permitted by law.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1.
If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed) and shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement).

Insurance, Indemnification and Exculpation Agreement

3.2.
Change in Control of Company. The Company undertakes that in the event of a Change in Control of the Company, the Company's obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

Subject to the receipt of all the required approvals in accordance with Israeli Law, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the Indemnitee otherwise than under this Agreement.  With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

Insurance, Indemnification and Exculpation Agreement

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.
Except as otherwise provided below, to the extent that it may wish, the Company, jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee.  After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below.  The Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel shall be at the expense of the Company.  The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have reached the conclusion specified in (ii) above.

8.3.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent.  The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent.  Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	EXCULPATION

The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee's breach of the duty of care to the Company, provided that the Indemnitee shall not be exempt with respect to any action or omission as to which, under applicable law, the Company is not entitled to exculpate the Indemnitee.

10.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he or she may have under the Company's Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights provided thereunder or under this Agreement to the Indemnitee, the Indemnitee shall be entitled to the full benefits of such more favorable rights.

Insurance, Indemnification and Exculpation Agreement

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives.  This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company's request, provided that the claim for indemnification relates to an Indemnifiable Event.

12.	SEVERABILITY.

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

13.	GOVERNING LAW, JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.  The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement

14.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement.  No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

Insurance, Indemnification and Exculpation Agreement

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

RRsat Global Communications Network Ltd.
By: _____________________________ Name: Title:
[Director][Officer]
By: _____________________________ Name: Title:

Insurance, Indemnification and Exculpation Agreement

SCHEDULE A

1.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard to the Company's business.

2.	Approval of corporate actions, including the approval of the acts of the Company's management, their guidance and their supervision.

3.	Negotiations, execution, delivery and performance of agreements on behalf of the Company.

4.	Anti-competitive acts and acts of commercial wrongdoing.

5.	Claims in connection with employment relationships with the Company's employees.

6.
Acts in regard to intellectual property rights, and acts in regard to defects in the Company's products or services; and acts in regard to invasion of privacy, including with respect to databases and acts in regard of slander.

7.
Claims relating to the offering of securities, claims relating to violations of securities laws of the United States and Israel and of any other jurisdiction and claims arising out of the Company's status as a publicly-traded company, including, without limitation, fraudulent ~~SEC~~ disclosure claims, failure to comply with disclosure rules of the U.S. Securities and Exchange Commission and Israel's Securities Authority and other claims relating to relationships with investors and the investment community.

8.
Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including, without limitation, licenses of the U.S. Federal Communications Commission and Israel's Ministry of Communications.

9.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws.

10.	Violations of any law or regulation governing domestic and international communications in any jurisdiction.

Insurance, Indemnification and Exculpation Agreement